UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________

SCHEDULE 13D
(Amendment No. 1)
Under the Securities Exchange Act of 1934

Tanger Factory Outlet Centers, Inc.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

875465 10 6
(CUSIP Number)

Raymond Y. Lin Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 875465 10 6
1	Name of Reporting Person: Steven B. Tanger
2	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds: OO
5	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 4,250,008 8. Shared Voting Power: 45,757 9. Sole Dispositive Power: 4,250,008 10. Shared Dispositive Power: 45,757
11	Aggregate Amount Beneficially Owned By Each Reporting Person: 4,295,765
12	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent Of Class Represented By Amount In Row (11): 4.5%*
14	Type of Reporting Person IN
*As calculated in accordance with Rule 13d-3(d)(1)(i).

This Amendment No. 1 amends the statement on Schedule 13D filed on June 13, 2011 (the “Schedule 13D”), by the Reporting Person relating to the Common Shares of Tanger Factory Outlet Centers, Inc. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D. This Amendment No. 1 reports beneficial ownership of the Issuer's Common Shares as of March 29, 2012.

Item 5. Interest in Securities of the Issuer.

The information set forth in Item 5 is hereby amended and restated as follows:
(a) and (b) The information contained on the cover pages to this Schedule 13D and Item 3 is incorporated herein by reference.
Of the 638,557 Common Shares and 914,302 Units (convertible into 3,657,208 Common Shares) reported in this Schedule 13D:

•	the Reporting Person directly holds 592,800 Common Shares and 914,302 Units;

•	TPFP directly holds 7,884 Common Shares; and

•	Pigeon Forge directly holds 37,873 Common Shares.

The Reporting Person is the President and a board member of TPFP and Pigeon Forge. As a result of these positions, the Reporting Person may be deemed to control TPFP and Pigeon Forge and to have shared beneficial ownership of the Common Shares held by each such entity. However, the Reporting Person disclaims beneficial ownership of the Common Shares held by TPFP and Pigeon Forge except to the extent of his pecuniary interest in such shares.
The amounts of the Issuer's securities reported on this Schedule 13D do not include the following:

•
28,665 Common Shares and 156,349 Units held by the Steven B. Tanger Spray Trust 2010, of which the Reporting Person is not the trustee, and the Reporting Person does not otherwise have investment or voting control with respect to the securities held by such trust and as to which the Reporting Person disclaims beneficial ownership. The Reporting Person is, however, a beneficiary of such trust and has an economic interest in the Common Shares held by such trust.

•
865,727 Common Shares held by Regnat LLC, whose sole member is the Steven B. Tanger 2011 Family Trust, of which the Reporting Person is not the trustee or investment advisor, and the Reporting Person does not otherwise have investment or voting control with respect to the securities held by Regnat LLC. The Reporting Person is, however, a beneficiary of such trust and therefore has an economic interest in the Common Shares held by Regnat LLC.

•
180,000 Notional Units granted to the Reporting Person under the 2010 Multi-Year Performance Award Plan, which are currently unearned and unvested. These Notional Units convert based on the aggregate Common Share price appreciation over the four year period from January 1, 2010 to December 31, 2013.

(c) The following transactions in the Issuer's securities were effected involving the Reporting Person in the 60 days prior to March 29, 2012:

•	On February 6, 2012, the Reporting Person transferred without consideration 42,393 Common Shares to Regnat LLC.

•	On February 14, 2012, the Issuer's Board of Directors granted 144,000 Common Shares to the Reporting Person under the Issuer's Amended and Restated Incentive Award Plan.

•	On February 28, 2012, the Issuer's Board of Directors granted 225,000 Common Shares to the Reporting Person pursuant to the Amended and Restated Employment Agreement, dated

February 28, 2012, between the Issuer and the Reporting Person as described in Item 6 below.

•	On February 28, 2012, the Reporting Person sold 27,478 Common Shares in brokered transactions at a weighted average selling price of $29.005 per share.

•	On February 29, 2012, the Reporting Person transferred without consideration 137,522 Common Shares to Regnat LLC.

•	On March 28, 2012, TPFP converted 32,095 Units into 128,380 Common Shares and Pigeon Forge converted 206,571 Units into 826,284 Common Shares.

•
On March 29, 2012, TPFP distributed 126,380 Common Shares to the shareholders of TPFP, and Pigeon Forge distributed 826,284 Common Shares to the shareholders of Pigeon Forge. The Reporting Person is not a shareholder of TPFP or Pigeon Forge.

(d) Not applicable.
(e) On March 29, 2012, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer's Common Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 6 is hereby amended and supplemented with the following:

On February 28, 2012, the Reporting Person entered into an Amended and Restated Employment Agreement with the Issuer (the “New Employment Agreement”). The New Employment Agreement amends and restates the Reporting Person's previous employment agreement in its entirety, effective as of January 1, 2012.

Pursuant to the New Employment Agreement, the Reporting Person shall continue to serve as President and Chief Executive Officer of the Issuer and, if elected or appointed, a member of the Issuer's Board of Directors through January 1, 2017 (the period commencing on the effective date and ending on such date, the “Contract Term”). During 2012, the Reporting Person will be paid an annual base salary of $800,000. Thereafter, beginning in 2013, the Reporting Person's annual base salary will be determined by the Issuer's Board of Directors, but may not, without the Reporting Person's consent, be less than his annual base salary in the prior year. The Reporting Person may also be eligible to receive an annual incentive bonus, including under the Issuer's Amended and Restated Incentive Award Plan. Pursuant to the New Employment Agreement, the Issuer granted to the Reporting Person 225,000 Common Shares on February 28, 2012, with various vesting provisions.

If the Reporting Person's employment is terminated without Cause or for Good Reason (both as defined in the New Employment Agreement), the Reporting Person will, subject to execution and non-revocation of a release in favor of the Issuer and its affiliates, receive (1) a lump sum payment equal to three-hundred percent (300%) of the sum of (a) his annual base salary and (b) the greater of (i) his annual bonus for the year immediately preceding the year of termination and (ii) the average of his annual bonuses, if any, earned in the three (3) years immediately preceding the year of termination, and (2) continued participation in the employee benefit plans of the Issuer or the Operating Partnership through the end of the Contract Term.

If the Reporting Person's employment is terminated due to non-renewal of the Contract Term, the Reporting Person must continue to provide consulting services to the Issuer for one (1) year following the end of the Contract Term and will continue to receive an amount equal to his annual base salary during such one (1)-year period as compensation for his services. In addition, upon such a termination, all outstanding stock incentive awards held by the Reporting Person that are not performance-based shall fully vest and all accrued and unvested dividends on performance vesting shares shall fully vest and be paid in lump sum.

During the Contract Term and for a period of twenty-four (24) months thereafter (the “Restricted Period”), the Reporting Person is generally prohibited from engaging in the management, development or construction of any factory outlet centers or competing retail commercial property or in any active or passive investment in property connected with a factory outlet center or a competing retail commercial property. Such prohibition, however, shall only apply after termination of employment with respect to properties that are within a fifty (50) mile radius of (1) any commercial property owned, leased or operated by the Issuer and/or related entities on the date of termination of the Reporting Person's employment or (2) any commercial property which the Issuer and/or any related entity actively negotiated to acquire, lease or operate within the six (6)-month period prior to the date of termination of the Reporting Person's employment. During the Restricted Period, the Reporting Person will also be subject to certain restrictions on solicitation of employees and other service providers of the Issuer and/or related entities and solicitation of business partners and business affiliates of the Issuer and/or related entities.

The description of the New Employment Agreement in this Schedule 13D is qualified in its entirety by reference to such agreement, which is included as an Exhibit hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

The information set forth in Item 7 is hereby amended and supplemented with the following:

10.
Amended and Restated Employment Agreement for Steven B. Tanger, dated as of February 28, 2012. (Incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on February 29, 2012.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 5, 2012

STEVEN B. TANGER

/s/ Steven B. Tanger